Snell & Wilmer L.L.P.

600 Anton Boulevard

Suite 1400

Costa Mesa, California 92626-7689

TELEPHONE: (714) 427-7000

FACSIMILE: (714) 427-7799

Mark R. Ziebell 714.427.7402 mziebell@swlaw.com	June 5, 2012

Via Federal Express and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Attn.: Ms. Pam Long, Associate Director

RE:	CryoPort, Inc.

  Amendment No. 2 to Registration Statement on Form S-1

  Filed May 18, 2012

  File No. 333-180326

Dear Ms. Long:

On behalf of our client, CryoPort, Inc. (the “Company”), we are responding to an oral comment of the Staff of the Securities and Exchange Commission (the “Commission”) communicated telephonically to the undersigned on May 31, 2012. The Staff’s oral comment concerned the Company’s response to comment number 1 contained in the Commission’s letter dated April 12, 2012, as further supplemented by the Company’s response to the Commission’s follow-up comment number 1 contained in the Staff’s letter dated May 7, 2012.

In response to the Commission’s oral comment, the Company hereby advises the Commission that the 118,685 restricted shares of common stock that were sold by non-affiliate stockholders following January 28, 2012, were acquired by such stockholders in connection with the Company’s February 2011 private placement or in connection with the Company’s private placement in August to October 2010. Because these 118,685 restricted shares of common stock were sold by such non-affiliate stockholders in March and April 2012, such shares had been acquired in excess of one year prior to the date of sale and, therefore, could be sold pursuant to Rule 144 without regard to the requirements of Rule 144(c)(1), as provided in Rule 144(b)(1)(i).

June 5, 2012

If you have any questions regarding the above, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

/s/ Mark R. Ziebell

Mark R. Ziebell

cc:	Robert S. Stefanovich

Chief Financial Officer